Contact

www.linkedin.com/in/marianna-sachse (LinkedIn)

Top Skills

Program Development
Non-profits
Social Media

Marianna Sachse

Working to End Children's Clothing Waste | Techstars 2023
Washington, District of Columbia, United States

Summary

Founder of sustainable children's clothing line, Jackalo. Demonstrated history of working in the philanthropy and nonprofit sectors with a focus on health and the environment.

Experience

Jackalo
Founder and CEO
October 2018 - Present (6 years 9 months)

Jackalo is a parent-led, family-owned business making long-lasting, comfortable and sustainable clothes for kids. Jackalo is America's first circular children's clothing brand.

Burness
6 years

Senior Associate, Creative
June 2014 - January 2017 (2 years 8 months)

Guiding non-profits in the use of digital media to advance social change efforts. Specializing in organizations with a focus on health, health IT, community development, and environmental stewardship.

Strategist, BurnessDigital
February 2011 - May 2014 (3 years 4 months)

Helping non-profits use social media to build community and conversation to advance social change.

Kujali International
Member, Board of Directors
September 2008 - April 2012 (3 years 8 months)

Robert Wood Johnson Foundation
Program Associate
August 2007 - January 2011 (3 years 6 months)

Managed two-year RWJF partnership in Vote & Vax, an award-winning social venture that brings flu clinics to polling stations on Election Day. In 2008, the program delivered over 20,000 vaccines to individuals at 331 locations in 42 states and the District of Columbia. Received news coverage in 24 of the top 25 news markets.

Managed the launch and site selection for two complex multi-million dollar initiatives aimed at preventing intimate partner violence: Start Strong ($17m) and Strengthening What Works ($4m). Coordinated all work-streams and internal systems to ensure on-time launch.
Co-developed Ashoka Changemakers competition to identify innovations for solving key mental health challenges. Three winners were selected from 340 entries.

Participated on team to leverage the Foundation's use of social media. Led effort to analyze staff engagement in social media and identify ways to improve use. Delivered recommendations to senior management, who agreed to implementation them.

WE-ACTx
Public Health Intern
May 2006 - August 2006 (4 months)

Built case for expanding organization's social enterprises by designing, implementing, and analyzing a survey of access to HIV treatment and food security. Engaged members of Rwandan HIV associations. Findings demonstrated vital link between food security and success of early HIV treatment.

University of Michigan
Pro-bono Consultant to the Lean and Green in Motown Project
January 2006 - April 2006 (4 months)

Consulted to community-based participatory research effort to increase use of greenways in Detroit. Compiled preliminary results from focus group meetings to inform key recommendations. Developed and designed four editions of a newsletter and wallet cards.

Michigan Healthy Community Initiative
Pro-bono Consultant to the Student Health and Wellness Subcommittee
January 2006 - April 2006 (4 months)

Co-created University of Michigan's UMix program to reduce alcohol-related harm among University of Michigan students. Presented proposal to high-level committee and obtained $250,000 to fund the program, which has been operating successfully since inception.

Growing Hope
Social Work Intern
January 2005 - December 2005 (1 year)

Led 200 Head Start youth in gardening-education program. Managed 10 Head Start teachers to
improve garden-based program and activities. Coordinated 6-week course in gardening, nutrition and food safety for 12 Head Start families and 6 teachers. Designed and implemented youth activities throughout program.

Whitman-Walker Clinic
Research Outreach Worker for Women's Interagency HIV Study (WIHS)
August 2003 - August 2004 (1 year 1 month)

Coordinated local site for NIH funded, longitudinal study on women and HIV. Managed over 50 study participants, ensuring their semi-annual attendance. Conducted extensive interviews with women living with or affected by
HIV. Connected participants to sub-studies and case-management when necessary.

HIPS-Helping Individual Prostitutes Survive
AmeriCorps Member, Outreach Assistant
August 2002 - August 2003 (1 year 1 month)

Received MetLife Caring Counts Award for Community Service. Made over 1,000 contacts with male, female and transgender commercial sex workers. Provided safer sex materials, information, referrals and emergency services. Developed needs assessment surveys, hotline cards and pamphlets on HIV/STI prevention and tips for survivors of violent crimes. Trained over 100 university students in sex worker sensitivity.

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Education

University of Michigan
MPH, Health Behavior & Health Education · (2004 - 2006)

University of Michigan
MSW, Community Organization · (2004 - 2006)

Smith College

BA, Anthropology & Archaeology · (2000 - 2002)

Amherst College

Georgetown Day School